SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of April 2014

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

FORWARD-LOOKING STATEMENTS

SIGNATURES

EXHIBITS

Exhibit Number

1	Announcement dated April 30, 2014 in respect of Replacement of Business Tax with Value-added Tax.

2	Announcement dated April 30, 2014 in respect of Unusual Price and Trading Volume Movements.

FORWARD-LOOKING STATEMENTS

These announcements contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to the Company’s competitive position; the Company’s business strategies and plans, including those relating to the Company’s networks, products and services, as well as sales and marketing, in particular, such networks, products and services, sales and marketing in respect of the Company’s 3G and 4G business; the Company’s future business condition, future financial results, cash flows, financing plans and dividends; the future growth of market demand of, and opportunities for, the Company’s new and existing products and services, in particular, 3G and 4G services; and future regulatory and other developments in the PRC telecommunications industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to the Company, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements and are under no obligation to do so.

The forward-looking statements contained in these announcements are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•	changes in the regulatory regime and policies for the PRC telecommunications industry, including, without limitation, changes in the regulatory policies of the Ministry of Industry and Information Technology (which has assumed the regulatory functions of the former Ministry of Information Industry), the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of 3G and 4G licenses by the central government of the PRC;

•	effects of tariff reduction and other policy initiatives from the relevant PRC government authorities;

•	changes in telecommunications and related technologies and applications based on such technologies;

•	the level of demand for telecommunications services, in particular, 3G and 4G services;

•	competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of competition on the demand and price of the Company’s telecommunications services;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•	the results of the anti-monopoly investigation by the National Development and Reform Commission of the PRC relating to the price charged for Internet dedicated leased line access service provided by the Company to Internet service providers;

•	changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans; and

•	changes in the political, economic, legal, tax and social conditions in the PRC, including the PRC government’s policies and initiatives with respect to economic development in light of the recent global economic downturn, foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the PRC telecommunications market and structural changes in the PRC telecommunications industry.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
(Registrant)
Date: May 2, 2014

	By:	/s/ Chang Xiaobing
	Name:	Chang Xiaobing
	Title:	Chairman and Chief Executive Officer

Exhibit 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA UNICOM (HONG KONG) LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

Announcement

Replacement of Business Tax with Value-added Tax

This announcement is made pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and Part XIVA of the Securities and Futures Ordinance (Cap. 571).

China Unicom (Hong Kong) Limited (the “Company”) notes that the Ministry of Finance and the State Administration of Taxation of the People’s Republic of China jointly issued a notice (the “Notice”) dated 29 April 2014 after the market closed on 30 April 2014 pursuant to which the pilot programme regarding the replacement of business tax with value-added tax (“VAT”) will be implemented nationwide for the telecommunications industry (the “VAT Reform”) from 1 June 2014.

The Notice sets out the specific scope of taxable telecommunications services and tax rates applicable to various telecommunications services. The VAT rate for basic telecommunications services will be 11% and the VAT rate for value-added telecommunications services will be 6%. The Notice also sets out specific requirements for the calculation of certain items, including goods or telecommunications services bundled with the provision of telecommunications services, telecommunications services provided to offshore entities by onshore entities or individuals, and telecommunications services provided through bonus points redemption.

The VAT Reform in the telecommunications industry is a major national reform which aims to promote an adjustment of the economic structure and transformation of enterprises and is expected to be beneficial for the transformation and upgrade of the business model for the telecommunications industry. Given that the VAT is excluded from the price, in comparison with the business tax regime, the Company’s operating revenues, costs and expenses, and capital expenditure are expected to decrease after the implementation of the VAT Reform. The specific impact of the VAT Reform is as follows:

1.	In the short-term, after the implementation of the VAT Reform, as the Company’s main business falls within the scope of the VAT Reform, there will be a small decline in its operating revenues. Due to the impact of the input VAT, there will also be a small decline in the Company’s costs and expenses. As (a) the input VAT on certain costs and expenses (such as labour costs) will not be deductible, (b) business tax will still be chargeable on certain costs and expenses (such as construction costs, finance and insurance expenses), (c) the input VAT on certain costs and expenses will not be fully deductible due to the qualification of the Company’s partners as VAT taxpayers and the actual collection of invoices, and (d) the decrease in depreciation due to the deductibles from investment activities may not be realised yet, the decrease in costs and expenses of the Company due to the implementation of the VAT Reform is expected to be smaller than the decrease in operating revenues of the Company in the same period. If the VAT Reform had been implemented in the financial year ended 31 December 2013, the Company would have experienced a significant decline in its net profits in the same financial year. Moreover, as the comprehensive tax burden of the Company (including business tax, VAT and corporate income tax) would have been reduced, the VAT Reform would have had a positive impact on the Company’s cash flows in the financial year ended 31 December 2013.

2.	In the long-term, in view of the Company’s continuous pursuance of strategic transformation, improvements to its revenue structure, regular replacement of assets and the gradual decrease in depreciation due to the deductibles from the input VAT on the investments in fixed assets, the continuous expansion of the scope of the VAT Reform to other industries and the continual improvement in corporate management, it is expected that the adverse impact of the VAT Reform will become less significant on the operating revenues of the Company and the costs and expenses will gradually be significantly reduced.

In order to mitigate the short-term adverse impact of the VAT Reform on the net profits of the Company, the Company plans to continue to implement its “mobile broadband leadership and integrated innovation” strategy, enhance the contribution of the non-voice services business to the Company’s total revenues, optimise the marketing models, promote the professional operation and strengthen tax management and the capability of the support system.

Subject to the effects from various factors including revenue structure, input tax deductions from VAT and timing of implementation of tax collection and management policies, the actual effects on the level of change in the Company’s operating revenues, costs and expenses, net profits and cash flows after implementation of the VAT Reform may be substantially different from the above analysis. The above analysis does not represent the actual impact of the VAT Reform on the Company’s financial results or the Company’s estimate of any such actual impact. Therefore, the shareholders and investors of the Company should exercise caution in understanding the above analysis, and should not place undue reliance on it.

By Order of the Board
CHINA UNICOM (HONG KONG) LIMITED
CHU KA YEE
Company Secretary

Hong Kong, 30 April 2014

As of the date of this announcement, the Board comprises:

Executive directors:	Chang Xiaobing, Lu Yimin, Tong Jilu and Li Fushen

Non-executive director:	Cesareo Alierta Izuel

Independent non-executive directors:	Cheung Wing Lam Linus, Wong Wai Ming, John Lawson Thornton, Chung Shui Ming Timpson, Cai Hongbin and Law Fan Chiu Fun Fanny

2

Exhibit 2

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA UNICOM (HONG KONG) LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

UNUSUAL PRICE AND TRADING VOLUME MOVEMENTS

This announcement is made by China Unicom (Hong Kong) Limited (the “Company”) at the request of The Stock Exchange of Hong Kong Limited.

The Company has noted the recent increases in the price and trading volume of the shares of the Company. Having made such enquiry with respect to the Company as is reasonable in the circumstances, save for the Company’s announcement today regarding the impact on the Company of the nationwide pilot programme regarding the replacement of business tax with value-added tax for the telecommunications industry and as disclosed below, the Company confirms that it is not aware of any reasons for these price and volume movements or of any information which must be announced to avoid a false market in the Company’s securities or of any inside information that needs to be disclosed under Part XIVA of the Securities and Futures Ordinance.

The Company has also noted some news reports that the Company is in discussions with the two other largest telecommunications operators in the PRC for the establishment of a joint venture for the development of base stations and telecommunications towers in the PRC. As at the date of this announcement, the three parties are still in discussions regarding the possible establishment of a company to develop telecommunications towers and no agreement has been reached by the parties on the plan for this company and whether to proceed with this plan. The Company believes that the establishment of this company would enhance the sharing of resources for the development of telecommunications infrastructure and lower operating costs and the costs for developing telecommunications networks. A further announcement will be made by the Company as and when appropriate.

This announcement is made by the order of the Company. The Board of Directors of the Company collectively and individually accepts responsibility for the accuracy of this announcement.

By Order of the Board of
China Unicom (Hong Kong) Limited
Chu Ka Yee
Company Secretary

Hong Kong, 30 April 2014

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive directors	:	Chang Xiaobing, Lu Yimin, Tong Jilu and Li Fushen

Non-executive director	:	Cesareo Alierta Izuel

Independent non-executive directors	:	Cheung Wing Lam Linus, Wong Wai Ming, John Lawson Thornton, Chung Shui Ming Timpson, Cai Hongbin and Law Fan Chiu Fun Fanny